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FEB 26 2016

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67902

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Paramax Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 International Drive, Suite A
(No. and Street)

Williamsville (City) NY (State) 14221 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Russell D'Alba 716-626-1200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weintraub & Associates, LLC
(Name – *if individual, state last, first, middle name*)

200 Mamaroneck Avenue, Suite 502 (Address) White Plains (City) NY (State) 10601 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Russell D'Alba, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Paramax Securities, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

WALTER S. HADALA, III
Notary Public, State of New York
Reg. #01HA6129487
Qualified in Erie County
My Commission Expires June 27, 20 17

Walter S. Hadala III
Notary Public

Signature

Russell D'Alba, President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARAMAX SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

YEAR ENDED DECEMBER 31, 2015

PARAMAX SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

YEAR ENDED DECEMBER 31, 2015

TABLE OF CONTENTS

Weintraub & Associates, LLP
Certified Public Accountants
200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Paramax Securities, LLC

We have audited the accompanying statement of financial condition of Paramax Securities, LLC as of December 31, 2015, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Paramax Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paramax Securities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Reconciliation of Computation of Net Capital, Statement of Changes in Liabilities Subordinated to Claims of General Creditors, Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Broker Dealers Pursuant to Rule 15c3-3, Paramax Securities, LLC's Exemption Report and Schedule of the determination of SIPC Net Operating Revenues and General Assessment has been subjected to audit procedures performed in conjunction with the audit of Paramax Securities, LLC's financial statements. The supplemental information is the responsibility of Paramax Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Reconciliation of Computation of Net Capital, Statement of Changes in Liabilities Subordinated to Claims of General Creditors, Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Broker Dealers Pursuant to Rule 15c3-3, Paramax Securities, LLC's Exemption Report and Schedule of the determination of SIPC Net Operating Revenues and General Assessment is fairly stated, in all material respects, in relation to the financial statements as a whole.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & associates, LLP

White Plains, New York
February 12, 2016

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

PARAMAX SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

Assets		
Current assets		
Cash	$	23,749
Receivable from clients		63,769
Prepaid expenses		5,969
Total current assets		93,487
Total Assets		93,487
Liabilities and Member's Equity		
Current liabilities:		
Accounts payable-trade		1,964
Total current liabilities		1,964
Member's Equity:		
Contributed capital & retained surpluses		91,523
Total Liabilities & Member's Equity	$	93,487

See Accompanying Notes to Financial Statements.

PARAMAX SECURITIES, LLC
STATEMENT OF OPERATIONS
DECEMBER 31, 2015

Revenues:		
Success Fees	$	882,124
Consulting Fees		63,769
Interest and dividends		3
Total Revenues		945,896
Costs & Expenses:		
Communication and data processing		3,341
Occupancy		1,562
Professional fees		36,316
Taxes, licenses and registration fees		6,202
Other administrative expenses		276,733
Total Costs & Expenses		324,154
Income from continuing operations before income taxes		621,742
Income taxes		-
Net Income	$	621,742

See Accompanying Notes to Financial Statements.

PARAMAX SECURITIES, LLC
STATEMENT OF MEMBER'S EQUITY
YEARS ENDED DECEMBER 31, 2015

	Class I		
	Shares	*Amount*	Total
Balance at December 31, 2014	100	46,435	46,435
Contributions		28,346	28,346
Distributions		(605,000)	(605,000)
Net Income December 31, 2015		621,742	621,742
Balance at December 31, 2015	100	91,523	91,523

See Accompanying Notes to Financial Statements.

PARAMAX SECURITIES, LLC
STATEMENT OF CASH FLOW
YEAR ENDED DECEMBER 31, 2015

Cash flows from operating activities:	
Net Income	$621,742
Adjustments required to reconcile net income to cash used in operating activities:	
(Increase) decrease in operating assets:	
Receivable from clients	(63,769)
Prepaid expenses	(4,311)
Increase (decrease) in operating liabilities:	
Accounts payable trade	401
Net cash provided by operating activities:	554,063
Cash flows from financial activities:	
Capital contributions	28,346
Distributions to members	(605,000)
Net cash used in financing activities	(576,654)
Net increase (decrease) in cash	(22,591)
Cash-beginning of period	46,340
Cash-end of period	23,749

See Accompanying Notes to Financial Statements.

Note (1) - Nature of business:

Paramax Securities, LLC (the "Company"), a New York Limited Liability Corporation is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and member of Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company operates as (a) an advisor providing transaction structuring and assistance to early stage and growth stage entities, and (b) an advisor for mergers and acquisitions.

Note (2) – Summary of significant accounting policies:

(A) Fee income:

The Company recognizes fee income pursuant to the terms of each respective agreement executed for their services.

(B) Income taxes:

The Company files income tax returns on the accrual basis as a company for federal and state income tax purposes. As such, the Company will not pay any income taxes, as any income or loss will be included in the income tax returns of the individual members. Accordingly, no provision is made for income taxes in the financial statements. The Company has adopted the uncertainty in income tax accounting standard. Adoption of this standard had no effect on the Company's financial statements.

As a limited liability company, the member's liability is limited to amounts reflected in their respective member account.

(C) Cash and cash equivalents:

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. As of December 31, 2015, there were no cash equivalents.

(D) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

Note (2) - Summary of significant accounting policies - cont'd:

(E) Concentration of credit risk:
The Company maintains its cash in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

(F) Subsequent events evaluation:
Management has evaluated subsequent events through February 12, 2016, the date the financial statements were available to be issued.

Note (3) - Related party transactions:
The Company paid rent, utilities and occupancy costs together with administrative expenses to a company solely owned by the managing member. The total amount paid and expensed during the year ended December 31, 2015 was $49,748.

Note (4) – Net capital requirement:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had net capital of $21,785, which exceeded its requirement of $5,000 by $16,785. The Company had a ratio of aggregate indebtedness to net capital of .0902 to 1 at December 31, 2015.

SCHEDULE I

PARAMAX SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RUNE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

Member's Capital	$ 91,523
Non-allowable assets:	
Receivable from clients	63,769
Prepaid expenses	5,969
Total non-allowable assets	69,738
Net capital before haircuts on proprietary position	21,785
Haircuts	-
Net capital	21,785
Minimum net capital requirement - the greater of $5,000	
or 6 2/3% of aggregate indebtedness of $104	$ 5,000
Excess net capital	$ 16,785
Ratio of aggregate indebtedness to net capital	0.09 to 1
Scheduel of aggregate indebtedness:	
Accounts payable and accrued expenses	1,964
Total aggregate indebtedness	$ 1,964

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2015 as filed by Paramax Securities, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

PARAMAX SECURITIES, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEARS ENDED DECEMBER 31, 2015

No statement is required as no subordinated liabilities existed during the year.

PARAMAX SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k) (2) (i) of that rule.

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Paramax Securities, LLC

We have reviewed management's statements, included in the accompanying Paramax Securities, LLC's Exemption Report, in which (1) Paramax Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Paramax Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Paramax Securities, LLC stated that Paramax Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Paramax Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Paramax Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & associates, LLP

White Plains, New York
February 12, 2016

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

PARAMAX
SECURITIES, LLC
333 INTERNATIONAL DRIVE SUITE A
WILLIAMSVILLE, NEW YORK 14221
(716) 626-1200
(716) 626-4800 FAX

Paramax Securities, LLC Assertions

Paramax Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(i)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception

Paramax Securities, LLC

I, Russell D'Alba, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Russell D'Alba

January 4, 2016

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of Paramax Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Paramax Securities, LLC. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Paramax Securities, LLC's compliance with the applicable instructions of Form SIPC-7. Paramax Securities, LLC's management is responsible for Paramax Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants
Weintraub & Associates, LLP

White Plains, New York
February 12, 2016

PARAMAX SECURITIES, LLC

SCHEDULE OF THE DETERMINATION OF SIPC NET OPERATING

REVENUE

AND GENERAL ASSESSMENT
YEAR ENDED DECEMBER 31, 2015

Determination of SIPC net Operationg Revenues:	
Total Revenue (FOCUS line 12/Part IIA line9)	$ 945,896
Additions:	-
Deductions:	
Interest Income	3
Total Deductions	3
SIPC Net Operating Revenue	945,893
Determination of General Assessment:	
SIPC Net Operating Revenues	945,893
General Assessment @ .0025	2,365
Assessment Remittance:	
General Assessment	2,365
Less: Payment Made With SIPC-6	(500)
Assessment Balance Due Paid February 2016	$ 1,864

Reconciliaotn with the Company's computation of SIPC Net Operating Revenues for the period January 1, 2015 through December 31, 2015

SIPC Net Operating Revenues as computed by the Company on Form SIPC-7	945,893
SIPC Net Operating Revenues as computed above	945,893
Difference	$ -

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 2015

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067905 FINRA DEC
Paramax Securties LLC
202 International Dr STE A
Williamsville NY 14221-5726

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Michael Schaps 281-367-2454

WORKING COPY

2. A. General Assessment (item 2e from page 2)		$ 2,364.73
B. Less payment made with SIPC-6 filed (exclude interest) 07/15/2015 Date Paid		(500.31)
C. Less prior overpayment applied		(0.00)
D. Assessment balance due or (overpayment)		1,864.42
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		0.00
F. Total assessment balance and interest due (or overpayment carried forward)		$ 1,864.42
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1,864.42	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Paramax Securities LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Designated Principal
(Title)

Dated the 18th day of February, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 945,896
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Interest Income	3
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	3
2d. SIPC Net Operating Revenues	$ 945,893
2e. General Assessment @ .0025	$ 2,364.73
	(to page 1, line 2.A.)